Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	Fiscal Year Ended January 31,				Fiscal Year Ended January 31,
	2002	2003	2004	2005	2006	2006
					(Historical)	(Pro Forma)
Income before income taxes	$31,371	$37,250	$33,654	$20,059	$52,630	$(28,214)
Interest	—	—	413	3,300	3,300	52,107
Amortization of debt issuance costs	—	—	42	1,466	1,340	2,599
Portion of rentals deemed to be interest	545	487	536	1,455	1,530	1,530

Income available for fixed charges	$31,916	$37,737	$34,645	$26,280	$58,800	$28,023

Fixed charges:
Interest	$—	$—	$413	$3,300	$3,300	$52,107
Amortization of debt issuance costs	—	—	42	1,466	1,340	2,599
Portion of rentals deemed to be interest	545	487	536	1,455	1,530	1,530

Total fixed charges	$545	$487	$991	$6,221	$6,170	$56,236

Ratio of earnings to fixed charges	58.6x	77.4x	35.0x	4.2x	9.5x	0.5x

For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of (i) interest expense, (ii) amortization of debt issuance costs, and (iii) that portion of rental expense we estimate to be representative of interest. On a pro forma basis giving effect to the acquisition transactions as of February 1, 2005, earnings would not have been sufficient to cover fixed charges by $28.2 million for the fiscal year ended January 31, 2006.